EXHIBIT (2)(k)(3)(c)

AMENDMENT # 3 TO

JOHN HANCOCK CLOSED END FUNDS

SERVICE AGREEMENT

FOR

TRANSFER AGENT SERVICES

THIS AMENDMENT (this “#3 Amendment”), dated October 10, 2007, is entered into between Mellon Investor Services LLC, a New Jersey limited liability company (“Mellon”) and John Hancock Patriot Select Dividend Trust, John Hancock Patriot Premium Dividend Fund II, John Hancock Investors Trust, John Hancock Income Securities Trust, John Hancock Bank And Thrift Opportunity Fund, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Tax-Advantaged Dividend Income Fund, and John Hancock Tax-Advantaged Global Shareholder Yield Fund, each a Massachusetts Business Trust, a Maryland corporation (each a “Client” and collectively the “Clients”).

WHEREAS, Mellon and Client entered into that certain Service Agreement for Transfer Agent Services dated June 1, 2002, as amended by an amendment dated July 1, 2007, and as further amendment by an amendment dated (collectively the “Agreement”), pursuant to which Mellon is providing transfer agent and related services to Clients. Capitalized terms used herein, but not otherwise defined herein, shall have the meanings set forth in the Agreement.

WHEREAS, John Hancock Patriot Select Dividend Trust, (the “Terminated Fund”) has merged into John Hancock Patriot Premium Dividend Fund II, and Mellon and Clients desire to amend the Agreement as provided in this Amendment #3.

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Amendments.

(a)	The Agreement, including the applicable Exhibits, is hereby terminated solely with respect to the Terminated Fund.

(b)	Exhibit D of the Agreement is amended to replace the Fee Schedule to John Hancock Patriot Premium Dividend Fund II with the revised Exhibit D-1 attached hereto.

2.	Term of the Amendment. This Amendment shall become effective on the date hereof, and shall remain in effect for so long as the Agreement shall remain in effect.

3.	Ratification. Except as expressly set forth herein, the Agreement is not modified hereby and shall remain in full force and effect in accordance with the respective provisions thereof and is in all respects ratified and affirmed.

4.	Partial Invalidity. If any provision of this Amendment is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Amendment as a whole, but this Amendment shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

5.	Counterparts. This Amendment may be executed in two or more counterparts, each of which, when executed and delivered, shall be deemed an original for all purposes, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Mellon and Client have caused these presents to be duly executed as of the day and year first above written.

MELLON INVESTOR SERVICES LLC
By:	/s/ Lynore LeConche
Name:	Lynore LeConche
Title:	Relationship Manager

John Hancock Patriot Premium Dividend Fund II

John Hancock Investors Trust

John Hancock Income Securites Trust

John Hancock Bank And Thrift Opportunity Fund

John Hancock Preferred Income Fund

John Hancock Preferred Income Fund II

John Hancock Preferred Income Fund III

John Hancock Tax-Advantaged Dividend Income Fund

john hancock tax-advantaged GLOBAL shareholder yield fund

By:	/s/ Alfred P. Ouellette
Name:	Alfred P. Ouellette
Title:	Assistant Secretary
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